UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Locking Line Barriers Corporation dba WaterBlocks

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Colorado

    Date of organization
    October 10, 2015

Physical address of issuer
4155 E.Jewel Ave Suite 610 Denver, CO 80222

Website of issuer
www.WaterBlocks.net

Current number of employees
1

Filer EDGAR CIK
0001736664

Filer EDGAR CCC
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Filer EDGAR Password
jav$pgyt7ndz

Filer EDGAR PMAC
xpc*o3au

Submission Contact Person Information

    Name
    Joseph Daniluk

    Phone Number
    (303) 360-2674

    Email Address
    joe@LLBUSA.com

    Notification Email Address
    Info@LLBUSA.com

Signatories

    Name
    Joseph Daniluk

    Signature

    Title
    CEO

    Email
    Joe@LLBUSA.com

    Date
    April 20, 2025